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Exhibit 2.2

PRESS HOLDINGS INTERNATIONAL LIMITED ANNOUNCES MAILING
OF OFFERS TO ACQUIRE HOLLINGER INC.

        January 27, 2004—Press Holdings International Limited (PHIL) announced today that Press Acquisition Inc., a wholly-owned Canadian subsidiary of PHIL, has mailed to shareholders of Hollinger Inc. (TSX: HLG.C, HLG.PR.B, HLG.PR.C) its offers to acquire all of the issued and outstanding retractable common and preference shares of Hollinger for cash consideration of $8.44 per Common Share, $9.53 per Series II Preference Share and $10.175 per Series III Preference Share.

        The offer price per Series III Preference Share has been increased by $0.175 from the $10.00 price originally announced by PHIL. This increase reflects the fact that on January 19, 2004 Hollinger announced that it had elected not to declare the quarterly dividend for the Series III Preference Shares that would have been payable on February 6, 2004.

        The offers, which were announced by PHIL on January 18, 2004, are being made pursuant to the terms of an agreement between PHIL, The Ravelston Corporation Limited and The Lord Black of Crossharbour and under which, among other things, Ravelston and Lord Black have agreed to tender their approximately 78% controlling interest in Hollinger to the offers.

        Completion of the offer for the Common Shares is conditional upon all of the shares of Hollinger owned or controlled by Ravelston or Lord Black being tendered and certain other conditions specified in the offers being satisfied or waived. Completion of the offers for the Series II Preference Shares and the Series III Preference Shares is conditional only upon completion of the offer for the Common Shares in accordance with its terms.

        The offers are open for acceptance until 8:00 a.m. (Eastern Standard Time) on March 3, 2004 unless extended or withdrawn.

        Based on publicly available information, Hollinger holds an approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English- language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets. All amounts in this press release are in Canadian dollars.

For further information, please contact:

BRUNSWICK

UK Enquiries:

Nick Claydon
James Hogan

+44 20 7396 3559
+44 20 7404 5959

US Enquiries:

Tim Payne
Lekha Rao

+ 1 212 333 3810

Canada Enquiries

John Lute

+ 416 929 5883 ex 222

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  Exhibit 2.2
PRESS HOLDINGS INTERNATIONAL LIMITED ANNOUNCES MAILING OF OFFERS TO ACQUIRE HOLLINGER INC.